SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	October	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management Information Circular, dated October 9, 2008, with respect to the Special Meeting of Shareholders to be held November 18, 2008.

2	Form of Proxy.

3	Notice of Special Meeting to be held November 18, 2008.

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-08878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 18, 2008

October 9, 2008

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

NORTH AMERICAN TOLL-FREE
1-888-252-4655

E-MAIL ADDRESS
assistance@laurelhillag.com

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

VOTING INFORMATION	1

Solicitation of Proxies	1
Date of Information in Circular	1
Voting Shares and Principal Shareholders	1
Currency and Exchange Rate	1
Who Can Vote	1
Voting By Registered Shareholders	2
Voting By Non-Registered Shareholders	3
Soliciting Agent	4

BUSINESS OF THE MEETING	4

Approval of New Incentive Share Option Plan	4
Ratification of Share Options Granted	7
Approval of Amendment to Directors Remuneration Plan	8

EXECUTIVE AND DIRECTOR COMPENSATION	10

Compensation of Officers	10
Options Granted	11
Options Exercised	11
Employment Contracts	12
Composition of the Nominating and Compensation Committee	13
Report on Executive Compensation	14
Performance Graph	14
Compensation of Directors	15
Directors and Officers Insurance	16

EQUITY COMPENSATION PLANS	16

Former Incentive Share Option Plan	16
Former SOP Activity	17
Directors’ Remuneration Plan	18
Directors’ Remuneration Plan Activity	18
Summary Information	19

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	19

AUDIT COMMITTEE INFORMATION	19

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	19

MANAGEMENT CONTRACTS	19

OTHER MATTERS	20

Shareholder Proposals	20
Glossary	20
Additional Information	20

BOARD APPROVAL	20

CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4
Telephone: (416) 203-2448

VOTING INFORMATION

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of Crystallex International Corporation (the “Corporation”) for use at the special meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular.  The solicitation of proxies will be primarily by mail, but proxies may also be solicited by telephone, in writing or in person by the directors, officers and employees of the Corporation or by agents appointed by the Corporation.  The cost of the solicitation of proxies will be borne by the Corporation.

Date of Information in Circular

Information contained in this Circular is given as at October 9, 2008 unless otherwise indicated.

Voting Shares and Principal Shareholders

The Corporation is authorized to issue an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares. As at October 9, 2008, there were 294,817,719 Common Shares, no Class A Preference shares and no Class B Preference shares issued and outstanding. The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”) under the symbol “KRY”.

Other than as set forth below, as at the date of this Circular, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns or controls or directs, directly or indirectly, securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

Name & Municipality of Residence	Type of Ownership	Number and Percentage of Common Shares as at June 30, 2008
Tradewinds Global Investors, LLC Los Angeles, California, USA(1)	Beneficial	54,430,801 (18.47%)(2)

Notes:

(1)	Based on information contained in a report filed by Tradewinds Global Investors, LLC under the Alternative Monthly Reporting System of National Instrument 62-103 as at June 30, 2008.

(2)	Based on a total of 294,817,719 issued and outstanding Common Shares as at the date of this Circular.

Currency and Exchange Rate

Unless otherwise indicated, all dollar amounts referred to in this Circular are in Canadian dollars. The noon buying rate of exchange on October 8, 2008, as quoted by the Federal Reserve Bank of New York for Canadian dollars was C$1.00 per U.S.$88.92.

Who Can Vote

Unless a poll is requested or required, voting at the Meeting will be by a show of hands with each shareholder having one vote. If a poll is requested or required, shareholders will have one vote for each common share of the Corporation held by them. Unless otherwise indicated, a simple majority of the votes cast is required to approve a resolution at the Meeting.

October 10, 2008 is the record date to determine shareholders who are entitled to receive notice of and to vote at the Meeting.  Registered shareholders at the close of business on that date will be entitled to vote at the Meeting.  You are a registered shareholder if your name appears on your share certificate.

Each Common Share entitles the holder to one vote in respect of the vote taken at the Meeting.  In respect of matters properly brought before the Meeting pertaining to items of business affecting them, each shareholder is entitled to one vote for each Common Share they hold.

Voting By Registered Shareholders

The following instructions are for registered shareholders only. If you are a non-registered shareholder, please see “Voting by Non-Registered Shareholders” below and follow your Intermediary’s instructions on how to vote your Common Shares.

Voting in Person

Only registered shareholders may vote at the meeting. Registered shareholders who attend the Meeting may vote the Common Shares registered in their names on resolutions put before the Meeting. To ensure your vote is counted, complete and return the enclosed form(s) of proxy as soon as possible even if you attend the Meeting in person. Even if you return a proxy, you can attend the Meeting and your vote can be taken and counted at the Meeting. Please register your attendance with the scrutineer, CIBC Mellon Trust Company, upon your arrival at the Meeting.

Voting by Proxy

If you are a registered shareholder but do not plan to attend the Meeting, you may vote by using a proxy to appoint someone to attend the Meeting as your proxyholder.

What Is a Proxy?

A proxy is a document that authorizes another person to attend the Meeting and cast votes at the Meeting on behalf of a registered shareholder. If you are a registered shareholder, you can use the accompanying form of proxy. You may also use any other legal form of proxy.

How do I Appoint a Proxyholder?

Your proxyholder is the person you appoint to cast your votes for you at the Meeting. The persons named in the enclosed form of proxy are executive officers or directors of the Corporation. You may choose those individuals or any other person to be your proxyholder. Your proxyholder does not have to be a shareholder. If you want to authorize an executive officer or director of the Corporation as your proxyholder, please leave the line near the top of the proxy form blank, as their names are pre-printed on the form. If you want to authorize another person as your proxyholder, fill in that person’s name in the blank space located near the top of the enclosed proxy form.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur if the Meeting is adjourned.

How Will a Proxyholder Vote?

If you mark on the proxy how you want to vote on a particular issue (by checking FOR or AGAINST), your proxyholder must vote your Common Shares as instructed.

If you do NOT mark on the proxy how you want to vote on a particular matter, your proxyholder is entitled to vote your Common Shares as he or she sees fit. If your proxy does not specify how to vote on any particular matter, and if you have authorized an executive officer or director of the Corporation to act as your proxyholder, your Common Shares will be voted at the Meeting FOR the Resolution.

Unless voting discretion is denied, if any amendments are proposed to the resolutions, or if any other matters properly arise at the Meeting, your proxyholder can vote your Common Shares and as he or she sees fit. The notice of the Meeting sets out all the matters to be presented at the Meeting that are known to management as of October 9, 2008.

How Do I Deposit a Proxy

To be valid, a proxy must be filled out, correctly signed (exactly as your name appears on the share certificate representing the Common Shares) and be deposited with CIBC Mellon Trust Company, Proxy Department by mail using the return envelope accompanying the Notice of Meeting to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1, by hand delivery to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6, or by facsimile to 416-368-2502 not later than 5:00 p.m. (Toronto time) on November 17, 2008 (or no later than 5:00 p.m. on the day (excluding Saturdays, Sundays and holidays) before any reconvened meeting if the Meeting is adjourned or postponed).

How Do I Revoke My Proxy?

If you want to revoke a proxy after you have delivered it, another properly executed proxy bearing a later date should be delivered by you as set out above under “How Do I Deposit a Proxy?”, or you can deposit an instrument in writing executed by you or your attorney authorized in writing or by transmitting, by telephonic means, a revocation, that is in any case received:

●	at the registered office of the Corporation by 5:00 p.m. (Toronto time) on the last Business Day preceding the date of the Meeting, or any postponement(s) or adjournment(s) of the Meeting, or

●
with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) of the Meeting, or in any other way permitted by law.

If you revoke a proxy and do not replace it with another proxy that is properly deposited, you may still vote Common Shares registered in your name in person at the Meeting.

Voting By Non-Registered Shareholders

You may be a non-registered shareholder (as opposed to a registered shareholder) if your Common Shares are held on your behalf, or for your account, by an intermediary, such as a broker, an investment dealer, a bank or a trust company. In accordance with Canadian securities law, the Corporation has distributed copies of the Meeting materials to CDS and intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Meeting materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Typically, intermediaries will use a service company to forward the Meeting materials to non-registered shareholders.

Non-registered shareholders will receive either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit non-registered shareholders to direct the voting of the Common Shares they beneficially own. Non-registered shareholders should follow the procedures set out below, depending on which type of form they receive.

(a)
Voting Instruction Form. In most cases, a non-registered shareholder will receive, as part of the Meeting materials, a voting instruction form. If the non-registered shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the non-registered shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

or

(b)
Forms of Proxy. Less frequently, a non-registered shareholder will receive, as part of the Meeting materials, forms of proxy that have already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise uncompleted. If the non-registered shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered shareholder’s behalf), the non-registered shareholder must complete a proxy and return it to the Corporation’s transfer agent, CIBC Mellon  Trust Company, as described above under the subheading, “How do I Deposit a Proxy?”.  If a non-registered shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the non-registered shareholder must strike out the names of the persons named in the proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided and return the proxy in accordance with the instructions provided by the Intermediary.

Non-registered shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Please Complete Your Proxy or Proxies

Whether or not you plan to attend the Meeting, the management of the Corporation, with the support of the Board, requests that you fill out your proxy or proxies to ensure your votes are cast at the Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management, and the associated costs will be borne by the Corporation.

Soliciting Agent

Laurel Hill Advisory Group, LLC is acting as the Corporation’s proxy solicitation agent, for which it will be paid a program management fee of $25,000, a success fee of $25,000 if a majority of votes cast are in support of the New Incentive Share Option Plan resolution, out-of-pocket expenses plus a “per call” fee for each telephone call made by shareholders to Laurel Hill Advisory Group, LLC or by Laurel Hill Advisory Group, LLC to shareholders in connection with the solicitation.

BUSINESS OF THE MEETING

Approval of New Incentive Share Option Plan

Background of the New Incentive Share Option Plan

The Board of Directors of the Corporation has concluded that it would be in the Corporation’s best interest to adopt a new incentive share option plan (the “New Share Option Plan” or “New SOP”), subject to approval of the shareholders of the Corporation.  At the Meeting, shareholders of the Corporation will be asked to approve the New Share Option Plan.

The purpose of the New Share Option Plan is to provide certain directors, officers and key employees of the Corporation and certain other persons who provide services to the Corporation (“eligible persons”) with an opportunity to purchase Common Shares and benefit in any appreciation in the value of the Common Shares.  This is intended to provide an increased incentive for eligible persons to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals in the service of the Corporation.  Approval of the New Share Option Plan is in the best interest of the Corporation for the following additional reasons:

•
The issuance of share options for the above purposes is an accepted and customary compensation arrangement in the mineral resource industry.  Share option increase the alignment of interests between a company and its management employees and service providers.

•	The inability to award share options would place the Corporation in a disadvantaged position relative to its competitors to attract and retain top talent.

•
The inability to issue options would result in an increased drain on cash resources that would otherwise be more efficiently deployed to further the economic interests of the business and all of its shareholders.

The Corporation believes its business depends on its ability to attract and keep talented employees.  Share options remain a key compensation element as a means of attracting, retaining and motivating directors, officers, consultants and key employees necessary for its continued growth and success.  The inability to award share options places the Corporation at a disadvantage against other companies which can award share options and against which the Corporation competes to secure highly skilled employees.  Share options are an integral part of compensation currency that reduce the need to compensate management employees and service providers using the Corporation’s cash reserves.  The Corporation also believes that share options are an incentive to tie the performance of its management employees and service providers to its share price, thus increasing shareholder value.

The shareholders of the Corporation previously approved the Corporation’s inventive share option plan (the “Former Incentive Share Option Plan” or “Former SOP”) in June 2002. Subsequently, shareholders of the Corporation approved an amendment to the Former SOP to increase the maximum number of Common Shares issued and issuable under the Former SOP in June 2005, and certain amendments to the Former SOP relating to blackout periods, cashless exercise and the addition of detailed amendment provisions in June 2007. Effective June 24, 2008, the Corporation ceased to grant options under the Former SOP. The Former SOP provided that the maximum number of Common Shares issuable under the Former SOP be equal to 10% of the issued and outstanding Common Shares from time to time. As at October 9, 2008, options to purchase an additional 11,136,755 Common Shares under the Former SOP were outstanding. No additional options to acquire Common Shares are available for grant under the Former SOP. For additional information concerning the Former Incentive Share Option Plan please see “Equity Compensation Plans - Former Incentive Share Option Plan”)

There will be no change to the terms of the above-described options issued and outstanding under the Former SOP and no consolidation of the options already granted under the Former SOP will be made into the New SOP of the Corporation.

Summary of Material Terms of the New Share Option Plan

There is a maximum of 15,000,000 Common Shares reserved for issuance under the New SOP, representing approximately 5% of the issued and outstanding Common Shares as at the date of this Circular.  The New SOP provides that any one individual cannot receive options under the SOP which will entitle such individual to receive more than 5% of the issued and outstanding Common Shares of the issuer.  The New SOP limits insider participation such that the number of Common Shares reserved for issuance at any point in time and issued to insiders over any one year period, under the New SOP and any other security-based compensation arrangement, does not exceed 10% of issued and outstanding Common Shares.

The Board will set the term of options granted under the New SOP and such term cannot exceed 10 years. The Board fixes the vesting terms it deems appropriate when granting options.  The exercise price and the exercise periods of options granted under the New SOP are determined at the time of grant.  The New SOP provides that exercise price of options may not be lower than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant.  Previously granted options under the New SOP will be available for re-allocation if they expire or are cancelled prior to their exercise. If the holder of an option ceases to be an eligible person for any reason (including termination of their employment with the Corporation for cause), unless otherwise determined or provided in an employment agreement between the holder and the Corporation, all unvested options held by the holder expire and all vested options held by the holder must be exercised, in the case of death, within the lesser of the remainder of the exercise period and 12 months after the holder ceased to be an eligible person and, in all other cases, during the remainder of the exercise period.  Options may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased participant.

The Corporation does not provide financial assistance to holders of options to facilitate the purchase of Common Shares on the exercise of their options. Options granted under the New SOP may be transferred only on death and are exercisable during the lifetime of the holder only by the holder and after the death of the holder only by the holder’s legal representative.

The New SOP permits the exercise of certain options which would otherwise have expired during or within 10 business days following a period in which trading in the Common Shares is restricted by the policies of the Corporation. The New SOP also provides the Board with the flexibility to permit eligible participants in the New SOP to receive, without payment by the participant of any additional consideration, Common Shares equal to the value of the option (or the portion thereof) being exercised by surrender of the option to the Corporation.

The Board may amend or terminate the New SOP at any time in accordance with its terms subject to any applicable regulatory or other approvals. The Board has the discretion to make amendments which it may deem necessary, without having to obtain shareholder approval.  Such changes include, without limitation:

1.	minor changes of a “house-keeping” nature;

2.
amending options under the New SOP, including with respect to the option period (provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted and that such option is not held by an insider), vesting period, exercise method and frequency, exercise price or purchase price, assignability and effect of termination of a participant’s employment or cessation of the participant’s directorship;

3.	changing the class of participants eligible to participate under the New SOP;

4.
advancing the date on which any option may be exercised or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted;

5.	changing the terms and conditions of any financial assistance which may be provided by the Corporation to participants to facilitate the purchase of Common Shares under the New SOP; and

6.	amending a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the New SOP reserve.

Notwithstanding the amendment provisions contained in the New SOP, approval of the shareholders of the Corporation will be required in the case of (i) any amendment to the amendment provisions of the New SOP, (ii) any increase in the maximum number of Common Shares issuable under the New SOP, (iii) any reduction in the exercise price or any extension of the term of outstanding options benefiting an insider, and (iv) any changes to the insider participation limits which result in the security holder approval to be required on a disinterested basis, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX. No amendment or termination of the New SOP may change any rights of a holder of options without the consent of the holder.

The full text of the New Share Option Plan will be available for review at the Meeting.

Shareholder Approval

The Board of Directors of the Corporation has determined that the adoption of the New Share Option Plan is in the best interest of the Corporation and recommends that shareholders vote in favour of the following resolution:

“BE IT RESOLVED THAT:

1.	the adoption of the Corporation’s New Share Option Plan be and is hereby ratified, confirmed and approved; and

2.
any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all such acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing.”

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the resolution to approve the New Share Option Plan as set out above.

Ratification of Share Options Granted

On August 22, 2008, the Board of Directors of the Corporation granted share options to purchase an aggregate of 4,619,000 Common Shares of the Corporation  to certain directors, officers, employees and consultants (collectively, the “New Optionees”), subject to regulatory and shareholder approval, as set out below:

Name	Number of Options Granted					Exercise Price	Expiry Date
	Directorship(1)	Bonus(2)	Permit Success(3)	Promotion(4)	Total
Robert Crombie, President	-	92,000	-	300,000	392,000	$1.10	August 21, 2013
Robert A. Fung, Executive Chairman & CEO	33,000	257,000	500,000	-	790,000	$1.10	August 21, 2018
Gordon M. Thompson, President & CEO, Director	33,000	-	-	-	33,000	$1.10	August 21, 2018
Michael Brown, Director	57,000	-	100,000	-	157,000	$1.10	August 21, 2018
C. William Longden, Director	39,000	-	-	-	39,000	$1.10	August 21, 2018
Harry J. Near, Director	36,000	241,000	300,000	-	577,000	$1.10	August 21, 2018
Marc O. Oppenheimer, Director	33,000	245,000	-	-	278,000	$1.10	August 21, 2018
Johan C. van’t Hof, Director, Chairman of Audit Committee	45,000	-	-	-	45,000	$1.10	August 21, 2018
Armando F. Zullo, Director	33,000	-	-	-	33,000	$1.10	August 21, 2018
A. Richard Marshall, Vice President, Investor Relations	-	47,000	300,000	-	347,000	$1.10	August 21, 2013
Employees	-	8,000	820,000	-	1,175,000	$1.10	August 21, 2013
Consultants	-	-	1,100,000	-	1,100,000	$1.10	August 21, 2013
Total	309,000	890,000	3,120,000	300,000	4, 619,000
Notes:

(1)	Annual compensation for service on the Board of Directors and membership on Committees of the Board. These options vest immediately upon shareholder approval.

(2)	Compensation for additional services. These options vest immediately upon shareholder approval.

(3)	Compensation for services rendered in pursuit of the Permit to Impact Natural Resources at Las Cristinas (the “Permit”). These options vest upon the grant of the Permit.

(4)	Grant to Mr. Crombie who was appointed President on June 3, 2008. These options vest immediately upon approval.

It is the opinion of the Board of Directors that the ratification and approval of the options is in the best interest of the Corporation as an incentive to retain current key employees, directors and consultants, and reduces the need to compensate such individuals using the Corporation’s cash reserves that would otherwise be more efficiently deployed to further the economic interests of the Corporation and all of its shareholders.

The grant of options to the New Optionees is subject to approval of disinterested shareholders of the Corporation. At the time of grant, there were no Common Shares available for issuance pursuant to the exercise of options under the Former SOP (see “Equity Compensation Plans - Former Incentive Share Option Plan – 2008 Cessation of Former SOP”). Accordingly, the grant of options to the New Optionees as a group was in excess of the available Common Shares issuable under the Corporation’s incentive share option plans. The grant of the 4,619,000 options must be ratified by the disinterested shareholders of the Corporation at the Meeting and must be approved by the TSX to be effective. None of the options granted to the New Optionees may be exercised until such shareholder ratification and TSX approval has been obtained.

In the event that the New Incentive Share Option Plan discussed under “Business of the Meeting – Approval of new Inventive Share Option Plan” above is approved at the Meeting, the 4,619,000 options granted to the New Optionees will be consolidated into the New Share Option Plan and will be included as part of the aggregate number of Common Shares issuable pursuant to the exercise of options granted under the New Incentive Share Option Plan.  If the New Incentive Share Option Plan is not approved by shareholders at the Meeting, and the 4,619,000 options granted to the New Optionees are approved and ratified, the approved and ratified options will continue to be standalone options.

The Board of Directors of the Corporation has determined that the grant of options to the New Optionees is in the best interest of the Corporation and recommends that shareholders vote in favour of the following resolution.  The approval of this resolution will require the affirmative vote of at least a simple majority of votes cast by shareholders present in person or represented by proxy at the Meeting, other than in respect of Common Shares held by the New Optionees.

“BE IT RESOLVED THAT:

1.
the grant of options to acquire an aggregate of 4,619,000 common shares of the Corporation to D. Robert Crombie, Robert A. Fung, Gordon M. Thompson, Michael Brown, C. William Longden, Harry J. Near, Marc O. Oppenheimer, Johan C. van’t Hof, Armando F. Zullo, A. Richard Marshall and certain employees and consultants of the Corporation on August 22, 2008 be and is hereby ratified, approved and confirmed; and

2.
any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all such acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing.”

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the resolution to ratify the share options granted as set out above.

Approval of Amendment to Directors Remuneration Plan

Background of the DRP

The shareholders of the Corporation approved the Directors Remuneration Plan (the “DRP”) of the Corporation in December 1998.

The DRP is administered by the Corporation’s Nominating and Compensation Committee.  The purpose of the DRP is to provide for the issue of Common Shares to the directors of the Corporation and its associated and affiliated companies in lieu of cash compensation payable to them in respect of their service as directors of the Corporation and its associated and affiliated companies.  The Board made a number of minor “housekeeping” amendments to the DRP effective as of January 1, 2005.  None of these amendments were material or required shareholder approval.

The Board of Directors has determined that it is in the best interest of the Corporation to continue to have the ability to compensate directors for their services through the issuance of Common Shares, thus preserving cash.  The maximum number of Common Shares issued and issuable under the DRP is currently 600,000, representing 0.2% of the issued and outstanding Common Shares as of the date of this Circular.  The Corporation currently has a limited number of Common Shares, being 4,110, available to be issued to directors under the DRP.  Accordingly, at the Meeting shareholders will be asked to approve an increase in the number of Common Shares issuable under the DRP by a further 600,000, to a total of 1,200,000.

Summary of Material Terms

Upon shareholder approval to increase the number of Common Shares issuable under the DRP by a further 600,000, the maximum number of Common Shares issued and issuable under the DRP will be 1,200,000, representing 0.4% of the issued and outstanding Common Shares as of the date of this Circular.  The maximum number of Common Shares issued over any one year period or issuable at any one time to insiders under the DRP and any other share compensation arrangement of the Corporation is 10% of the Common Shares outstanding at that time on a non-diluted basis.  The maximum number of Common Shares which may be issued to any one insider within a one-year period under the DRP and any other shareholder compensation agreement, is 5% of the issued and outstanding Common Shares of the Corporation.

The issue price per share of any Common Shares issued under the DRP may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of issue.

The Board may amend or terminate the DRP at any time subject to any required regulatory or other approvals.  The maximum number of Common Shares issued and issuable under the DRP may not be increased without the approval of the shareholders of the Corporation.

Shareholder Approval

The Board of Directors of the Corporation has determined that an increase in the number of Common Shares issuable under the DRP is in the best interest of the Corporation and recommends that shareholders vote in favour of the following resolution to amend the DRP of the Corporation.  The approval of this resolution will require the affirmative vote of at least a simple majority of votes cast by shareholders present in person or represented by proxy at the Meeting, other than in respect of Common Shares held by directors of the Corporation or any corporation that is an associate, affiliate or subsidiary of the Corporation.

“BE IT RESOLVED THAT:

1.
the maximum number of Common Shares which may be reserved for issuance for all purposes under the Directors Remuneration Plan shall be increased by 600,000 Common Shares to a maximum of 1,200,000 Common Shares or such greater number as may be approved from time to time by the shareholders of the Corporation, and

2.
any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all such acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing.”

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the resolution to amend the Directors Remuneration Plan as set out above.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of Officers

The following table sets out information concerning the compensation paid during the three most recently completed financial years to (a) each of the individuals who served as the chief executive officer or the chief financial officer of the Corporation during the most recently completed financial year; (b) each of the three most highly compensated executive officers of the Corporation, other than the chief executive officer and the chief financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (c) each of the individuals who would have been included in (b) if they had been serving as an officer of the Corporation at the most recently completed financial year end (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)	Securities Under Options Granted(2) (#)	All Other Compensation ($)

Gordon M. Thompson(3) President and Chief Executive Officer	2007 2006 2005	$458,333 Nil Nil	$150,000 Nil Nil	$10,239 Nil Nil	575,000 Nil Nil	Nil Nil Nil

Hemdat Sawh(4) Chief Financial Officer	2007 2006 2005	$143,750 Nil Nil	$57,500 Nil Nil	$7,041 Nil Nil	165,000 Nil Nil	Nil Nil Nil

Robert Crombie(5) Senior Vice-President Corporate Development	2007 2006 2005	$220,000 $188,750 $175,000	$139,500 $95,000 $30,400	$7,041 $24,271 $13,952	50,000 101,900 26,400	Nil Nil Nil

Dr. Richard Spencer(6) Vice-President Exploration	2007 2006 2005	$221,667 $210,000 $210,000	$144,500 $105,000 $44,100	$11,335 $14,335 $12,794	50,000 103,700 40,100	Nil Nil Nil

Dr. Sadek El-Alfy(7) Vice-President Operations	2007 2006 2005	US$228,000 US$228,000 US$228,000	US$56,240 US$90,000 US$36,000	Nil Nil Nil	Nil 107,500 36,000	Nil Nil Nil

Todd Bruce(8) Former President and Chief Executive Officer	2007 2006 2005	$41,667 $500,000 $500,000	Nil Nil $90,000	$2,888 $44,457 $24,450	Nil 40,000 105,200	$1,500,000 $33,333 Nil

Daniel Hamilton(9) Former Chief Financial Officer	2007 2006 2005	$62,500 $246,167 $204,000	$62,500 $125,000 $30,400	$11,834 $11,798 $11,087	Nil 132,300 26,400	$9,896 Nil Nil

Notes:

(1)	Bonuses are reported in the year in which they were earned, not the year in which they were paid. The bonuses for 2006 consist of an annual bonus and a special retention bonus.

(2)	Options to purchase Common Shares granted during the year.

(3)
Mr. Thompson was appointed President and Chief Executive Officer on February 1, 2007. His annual salary was $500,000 and the amount noted above represents the salary paid to Mr. Thompson from February 1, 2007 to December 31, 2007.  Mr. Thompson resigned as President and CEO on June 3, 2008.

(4)	Mr. Sawh was appointed Chief Financial Officer on May 15, 2007. His annual salary is $244,000 and the amount noted above represents the salary paid to Mr. Sawh from May 15, 2007 to December 31, 2007.

(5)
Mr. Crombie was appointed Senior Vice-President, Corporate Development on April 1, 2007, prior to that he held the position of Vice-President, Corporate Development and Planning.  Mr. Crombie was appointed President on June 3, 2008.

(6)	Dr. Spencer resigned as Vice-President, Explorations on January 15, 2008.

(7)	Dr. El-Alfy resigned as Vice-President, Operations on February 20, 2008.

(8)
Mr. Bruce resigned as President and Chief Executive Officer on January 31, 2007. His annual salary was $500,000 and the amount noted above represents the salary paid to Mr.  Bruce from January 1, 2007 to the date of his resignation. The amount noted under “All Other Compensation” in 2007 represents severance payments of $1,500,000 over the period from January 31, 2007 to January 31, 2008; and in 2006 represents compensation paid on December 22, 2006 in respect of unused vacation time.

(9)
Mr. Hamilton resigned as the Chief Financial Officer effective on March 31, 2007.  His annual salary was $250,000 and the amount noted above represents the salary paid to Mr.  Hamilton from January 1, 2007 to the date of his resignation. The amount noted under “All Other Compensation” in 2007 represents compensation paid in respect of unused vacation time.

Options Granted

The following table sets out information concerning options for Common Shares granted to the Named Executive Officers during 2007.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted to Employees in Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Gordon M. Thompson	400,000(3) 25,000 150,000	25.00% 2.00% 9.00%	$3.41 $4.46 $2.13	$3.41 $4.46 $2.13	February 1, 2012 June 28, 2017 December 24, 2012
Hemdat Sawh	150,000(4) 90,000(5) 25,000	9.00% 6.00% 2.00%	$4.79 $4.64 $2.30	$4.79 $4.64 $2.30	May 17, 2012 June 6, 2012 December 3, 2012
Dr. Richard Spencer	50,000	4.00%	$2.30	$2.30	December 3, 2012
Robert Crombie	25,000 25,000	2.00% 2.00%	$4.23 $2.30	$4.23 $2.30	April 2, 2012 December 3, 2012

Notes:

(1)	Unless otherwise indicated, all options are exercisable immediately upon issuance.

(2)	Options granted to the Named Executive Officers and employees who are not directors.

(3)
Options vest as to one third on each of the first, second and third anniversary of the date of grant which occurred on February 1, 2007. Mr. Thompson resigned as President and CEO on June 3, 2008 which resulted in 266,667 of these options being unvested.

(4)	Options vest as to one third on each of the first, second and third anniversary of the date of grant which occurred on May 17, 2007.

(5)	Options vest as to one third on each of the first, second and third anniversary of the date of grant which occurred on June 6, 2007.

Options Exercised

The following table sets out information concerning options exercised by the Named Executive Officers during 2007 and the value of unexercised options held by the Named Executive Officers as at December 31, 2007. The closing price of the Common Shares on the TSX on December 31, 2007 was $2.30.

Aggregated Option Exercises During the Most Recently Completed Financial Year

and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Year-End (#)		Value of Unexercised in-the-Money Options at Year-End
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gordon M. Thompson	Nil	Nil	390,000	400,000	$36,100	Nil
Hemdat Sawh	Nil	Nil	25,000	240,000	Nil	Nil
Robert Crombie	Nil	Nil	328,300	25,000	$3,200	Nil
Dr. Richard Spencer(1)	10,000	$5,034	273,800	25,000	Nil	Nil
Dr. Sadek El-Alfy(2)	Nil	Nil	132,500	25,000	Nil	Nil
Todd Bruce(3)	Nil	Nil	686,454	Nil	Nil	Nil
Daniel Hamilton(4)	10,000	$11,861	228,700	Nil	Nil	Nil

Notes:

(1)	Dr. Spencer resigned as Vice-President, Exploration on January 15, 2008.

(2)	Dr. El-Alfy resigned as Vice-President, Operations on February 20, 2008.

(3)	Mr. Bruce resigned as President and Chief Executive Officer on January 31, 2007.

(4)	Mr. Hamilton resigned as the Chief Financial Officer effective on March 31, 2007

Employment Contracts

The Corporation entered into employment agreements with each of the Named Executive Officers. Mr. Hamilton, Dr. Spencer, Dr. El-Alfy and Mr. Thompson terminated their employment agreements with the Corporation on March 31, 2007, January 15, 2008, February 20, 2008 and June 3, 2008, respectively, and such contracts are no longer in force.

Mr. Bruce terminated his employment agreement with the Corporation on January 31, 2007 and this contract is no longer in force. Pursuant to an agreement effective as of January 31, 2007 between the Corporation and Mr. Bruce in connection with the termination of his employment agreement, Mr. Bruce received severance payments of: (i) $250,000 on January 31, 2007; (ii) $500,000 payable in twelve equal monthly installments from January 31, 2007 until January 31, 2008; and (iii) $750,000 on January 31, 2008.

Dr. El-Alfy terminated his employment agreement with the Corporation on February 20, 2008 and this contract is no longer in force. Pursuant to an agreement effective as of February 20, 2008 between the Corporation and Dr. El-Alfy in connection with the termination of his employment agreement, Dr. El-Alfy received a one time payment of US$225,000.

The Corporation entered into: (1) an employment agreement effective as of February 1, 2007 with Gordon M. Thompson to serve as President and Chief Executive Officer of the Corporation; (2) an employment agreement effective as of May 15, 2007 with Hemdat Sawh to serve as the Chief Financial Officer of the Corporation; (3) an employment agreement effective as of March 15, 2007 with William A. Faust to serve as Senior Vice-President and Chief Operating Officer of the Corporation; (4) an employment agreement effective as of April 1, 2007 with Robert Crombie to serve as Senior Vice-President, Corporate Development of the Corporation.

Under Mr. Thompson’s employment agreement, he was entitled to receive an annual base salary of $500,000 and participate in the Corporation’s benefit programs. He was also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the terms of the Share Option Plan.

Mr. Thompson terminated his employment agreement with the Corporation on June 3, 2008 and this contract is no longer in force.

Under Mr. Sawh’s employment agreement, he is entitled to receive an annual base salary of $244,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Sawh is entitled to continue to receive his annual base salary and benefits for a period of one year.  In the event that his employment is terminated for any reason other than disability or cause, Mr. Sawh is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Sawh is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.
Under Mr. Faust’s employment agreement, he is entitled to receive an annual base salary of US$292,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Faust is entitled to continue to receive his annual base salary and benefits for a period of one year.  In the event that his employment is terminated for any reason other than disability or cause, Mr. Faust is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Faust is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Under Mr. Crombie’s employment agreement, he is entitled to receive an annual base salary of $244,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Crombie is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Crombie is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Crombie is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Composition of the Nominating and Compensation Committee

The Nominating and Compensation Committee, which is composed of Messrs. Brown (Chair), Zullo and Harry Near, reviews and makes recommendations to the Board with respect to the compensation of the executive officers of the Corporation. This committee also recommends candidates for election to the Board, including the Chief Executive Officer.

Directors who are also members of management absent themselves from a meeting, or portion of a meeting, of the Board where such individual’s compensation is discussed and refrains from voting in respect of the approval of such compensation.

Report on Executive Compensation

Executive compensation may be comprised of any combination of cash (in the form of salary and bonus), benefits and stock options.

Executive compensation is based on an evaluation of individual qualifications and performance, a comparison of compensation packages in peer group companies and the performance of the Corporation.  A new executive compensation system was unanimously approved by the Board in December, 2004 and became effective January 1, 2005. The new system is based on the findings of Enns and Company and Towers Perrin, whose services were engaged to assist the Corporation in developing an executive compensation system appropriate for the Corporation’s organizational structure. The objective of the exercise was to make executive compensation consistent with industry standards and practices. Under the system, executive compensation has three principal components: a base salary that is a function of industry norms and relevant experience; a cash bonus that is a function of achieving defined performance goals determined by the Compensation Committee; and a long-term incentive share option plan that is also a function of achieving such performance goals.

The performance of the President and Chief Executive Officer is evaluated annually by the Compensation Committee.  The Compensation Committee has determined that the compensation package remains consistent with the industry compensation benchmarks reviewed by the Compensation Committee at the time of hiring. Mr. Thompson was eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on achievement of satisfactory performance objectives and to receive grants of stock options in accordance with the Share Option Plan.  Mr. Thompson earned a bonus of 30% of his annual base salary and was granted stock options to acquire 150,000 Common Shares relating to his performance in fiscal 2007.

Performance Graph

The following performance graph compares the cumulative return to shareholders of the Corporation of an investment in Common Shares with the cumulative return to them of an investment in the Standard & Poor’s/Toronto Stock Exchange Composite Index (“TSX Composite”) and the Standard & Poor’s/Toronto Stock Exchange Global Gold Index (formerly, the S&P/TSX Capped Gold Index) (“TSX Gold”) assuming an investment of $100 on December 31, 2002 and, where applicable, the reinvestment of dividends.

Index	Dec 31/02	Dec 31/03	Dec 31/04	Dec 31/05	Dec 31/06	Dec 31/07
Corporation	$100	$150.21	$184.55	$107.30	$181.55	$98.71
TSX Composite	$100	$124.29	$139.79	$170.42	$195.15	$209.13
TSX Gold(1)	$100	$113.61	$103.39	$125.52	$160.05	$152.50

Notes:

(1)	The index methodology change from S&P/TSX Capped Gold Index to S&P/TSX Global Gold Index was effective on December 18, 2006.

Compensation of Directors

Other than Messrs. Thompson (until June 3, 2008) and Fung, directors of the Corporation are compensated for their services as directors through a combination of annual fees, stock options and, in the discretion of the Board in certain circumstances, special payments.  Mr. Fung receives no additional compensation for serving as a directors other than an annual grant of stock options to acquire Common Shares.  Mr. Thompson, in his role of director, received an annual grant of stock options to acquire Common Shares and was eligible for all other director compensation when he ceased to be Chief Executive Officer of the Corporation on June 3, 2008.

The Corporation has entered into an agreement dated January 1, 2004 with Robert Fung to serve as Chair of the Board.  Under the agreement, Mr. Fung receives annual compensation of $180,000 payable monthly in arrears.  Mr. Fung is also eligible to receive an annual performance bonus of not less than US$100,000 at the discretion of the Board.  In the event of a change of control of the Corporation which results in Mr. Fung’s termination as Chairman of the Board, Mr. Fung is entitled to receive a lump sum payment equal to three times his annual compensation including the performance bonus described above.  On June 3, 2008, Mr. Fung was appointed interim CEO for which he receives an additional annual compensation of US$100,000.

Independent directors (in 2007, Messrs. Brown, Longden, Near, Oppenheimer, van’t Hof and Zullo) receive an annual fee of US$20,000 and US$2,000 meeting fee payable, at the option of the Corporation; in Common Shares (see “Equity Compensation Plans - Directors Remuneration Plan (DRP)”).  The Corporation has available only 51,601 Common Shares available for issue under the DRP.  In 2007, Directors were paid in aggregate US$148,000 in annual and meeting fees which were settled by issuing 38,508 Common Shares. In 2008, Directors were paid in aggregate US$220,000 in semi-annual retainer and meeting fees which were settled by issuing 125,040 Common Shares. The Corporation would have to pay Directors’ fees in cash unless the current DRP is increased. Accordingly, the Corporation is seeking shareholders’ approval of an additional 600,000 Common Shares under the DRP.

Prior to June 25, 2008, all directors received an annual grant of options to acquire 25,000 Common Shares. The options were granted immediately after the annual general meeting of shareholders of the Corporation in each year. It is the Company’s intention to continue this practice in the event of shareholders’ approval of the New Share Option Plan.

Prior to June 25, 2008, with the exception of the Audit Committee, the Chair of a Board committee received an additional annual grant of options to acquire 20,000 Common Shares and a member of a Board committee (other than the Chair) received an additional annual grant of options to acquire 15,000 Common Shares.  The Chair of the Audit Committee received an additional annual grant of options to acquire 30,000 Common Shares and a member of the Audit Committee (other than the Chair) receives an additional annual grant of options to acquire 20,000 Common Shares.  The options were granted immediately after the annual general meeting of shareholders of the Corporation in each year.  It is the Corporation’s intention to continue this practice in the vent of shareholders’ approval of the New Share Option Plan.

The Corporation would have granted a total of 515,000 stock options as annual compensation to directors for their services on the Board and Committees of the Board as detailed above. On June 25, 2008, the Corporation did not have any options available to be granted. Accordingly, the Corporation paid Director fees of $150,380 as partial compensation for their services that would have been “settled” through the grant of 206,000 stock options.  The Corporation is seeking shareholder approval of 309,000 stock options to be granted to Directors under the New SOP, otherwise the Corporation would have to pay cash for the remaining portion of their annual compensation normally settled through stock option grants.

During 2007, Mr. van’t Hof received cash compensation of $80,000 for acting as the lead director of the Board. The Corporation paid for health insurance costs for Mr. Oppenheimer in 2007 and included these fees as directors’ expenses.

Directors and Officers Insurance

The Corporation maintains directors and officers’ liability insurance for itself and its directors and officers.  Under the insurance policy, the Corporation is entitled to be reimbursed, subject to a deductible of US$150,000, for indemnity payments made by it to its directors and officers for losses suffered by them and the directors and officers are entitled to be reimbursed for losses suffered by them if they are not indemnified by the Corporation.  The policy has a limit of US$15,000,000 per occurrence.  The annual premium payable by the Corporation under the policy is US$295,000.

EQUITY COMPENSATION PLANS

As at the end of the Corporation’s most recently completed financial year, the Common Shares that were authorized for issuance under the Corporation’s equity compensation plans are set out below.

Equity Compensation Plan Information

	Number of securities issuable upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity Compensation plans approved by securityholders (Category 1)	12,527,422	$3.04	7,095,118
Equity Compensation plans not approved by securityholders (Category 2)	Not Applicable	Not Applicable	Not Applicable
Total	12,527,422	$3.04	7,095,118

The numbers in Category 1 refer to the Former SOP and the Directors’ Remuneration Plan (the “DRP”) as at December 31, 2007, details of which are contained below.

Former Incentive Share Option Plan

Background

The shareholders of the Corporation approved the Former SOP in June 2002.  Shareholders approved an amendment to the SOP in June 2005 to increase the maximum number of Common Shares issued and issuable under the Former SOP. In June 2007, shareholders approved certain amendments to the Former SOP relating to blackout periods (the “Blackout Period Amendment”), cashless exercise (the “Cashless Exercise Amendment”) and the addition of detailed provisions that outline the types of amendments to the plan that require shareholder approval and those that can be made without shareholder approval (the “Amendment Provisions”), together with certain other minor amendments of a conforming and clerical nature adopted by the Board.

The purpose of the Former SOP was to provide additional economic incentive to the directors, officers, employees and consultants of the Corporation and its associated and affiliated companies, to encourage stock ownership by eligible persons, to increase the proprietary interest of eligible persons in the success of the Corporation and to assist the Corporation and its subsidiaries in attracting talented new directors, officers and employees.  The Board or the Nominating and Compensation Committee administers the Former SOP.

2005 Amendment of Former SOP

On June 24, 2005, the shareholders approved an amendment to the Former SOP to change the maximum number of Common Shares issued and issuable thereunder from 13,500,000 to 10% of the issued and outstanding Common Shares from time to time (otherwise known as a “rolling plan”). The purpose of the change was to facilitate the use of options to assist the Corporation in attracting and retaining experienced and skilled employees. In 2004, the Corporation commenced a program of granting options to employees at its Venezuelan operations. This program remains in place and the Corporation expects that this program will continue in the future.

Pursuant to TSX rules and regulations, the number of Common Shares available for future grant of options under the Former SOP must be approved by the Board, including a majority of the unrelated directors, and the shareholders of the Corporation every three years.

2007 Amendments of Former SOP

On June 28, 2007, the shareholders approved certain amendments to the Former SOP to reflect the introduction of new rules affecting equity compensation plans introduced by the TSX in 2006, together with certain other minor amendments of a conforming and clerical nature.

The Former SOP was amended to permit the exercise of certain options which would otherwise have expired during or within 10 business days following a period in which trading in the Common Shares is restricted by the policies of the Corporation. The Former SOP was also amended to provide the Board with the flexibility to permit participants in the Former SOP to receive, without payment by the participant of any additional consideration, Common Shares equal to the value of the option (or the portion thereof) being exercised by surrender of the option to the Corporation. In addition, the Former SOP was amended to include certain amending provisions required by the TSX and, in addition, to specify those amendments which require shareholder approval.

2008 Cessation of Former SOP

The rules of the TSX require that, if a listed issuer has a stock option plan that does not have a fixed maximum number of shares issuable thereunder, the directors and shareholders of the issuer must approve and reaffirm the unallocated options under the plan every three years. If shareholder approval is not obtained within three years of either the institution of a rolling plan or subsequent approval, as the case may be, all unallocated entitlements will be cancelled and the issuer will not be permitted to grant further entitlements under the rolling plan. However, all allocated awards under the rolling plan, such as options that have been granted but not yet exercised, will continue unaffected. Approval of the unallocated options under the Former SOP was not put forward for consideration by the shareholders at the Corporation’s annual meeting convened on June 25, 2008. Accordingly, the Corporation ceased to grant any further options under the Former SOP.

Former SOP Activity

The following table sets out Former SOP activity from December 31, 2006 to June 24, 2008.

	Maximum Number of Common Shares Issued and Issuable under the Former SOP	Common Shares Issuable Under Outstanding Options	Common Shares Available for Future Grant(1)
Balance – December 31, 2006	24,542,449	11,394,085	7,292,356
Increase in 2007	1,623,458	-	1,623,458

Options granted in 2007	-	2,067,004	(2,067,004)
Options exercised in 2007	-	(864,000)	-
Options cancelled in 2007	-	(69,667)	69,667
Balance – December 31, 2007	26,165,907	12,527,422	6,918,477
Increase in 2008	3,301,178	-	3,301,178
Options granted in 2008	-	-	-
Options exercised in 2008	-	(96,000)	-
Options cancelled in 2008	-	(1,294,667)	1,294,667
Request for triennial renewal withheld			(11.514,322)
Balance – June 24, 2008	29,467,085	11,136,755	Nil

Notes:

(1)	The maximum number of Common Shares issued and issuable under the Former SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.

(2)	The Corporation ceased to grant any further options under the Former SOP after June 24, 2008.

Summary Information

The following table sets out summary information with respect to the Former SOP as at June 24, 2008.

Maximum Number of Common Shares Issued and Issuable Under the Former SOP		Common Shares Issued Under Exercised Options		Common Shares Issuable Under Outstanding Options		Common Shares Available for Future Grant(1)
#	% of Common Share Capital	#	% of Common Share Capital	#	% of Common Share Capital	#	% of Common Share Capital
29,467,085	10%	6,816,008	2.0%	11,136,755	4.0%	Nil	n/a

Notes:

(1)	The maximum number of Common Shares issued and issuable under the Former SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.

(2)	The Corporation ceased to grant any further options under the Former SOP after June 24, 2008.

Directors’ Remuneration Plan

For a description of DRP and a summary of its material terms, please see “Approval of Amendment to Directors Remuneration Plan above.

Directors’ Remuneration Plan Activity

The following table sets out the DRP activity from December 31, 2006 to October 9, 2008.

	Maximum Number of Common Shares Issued and Issuable Under the DRP	Common Shares Issued	Common Shares Available for Future Issue (1)

Balance – December 31, 2006	600,000	384,851	215,149
Common Shares issued in 2007	-	38,508	(38,508)
Balance – December 31, 2007	600,000	423,359	176,641

Common Shares issued in 2008	-	172,531	(172,531)
Balance – October 9, 2008	600,000	595,890	4,110

Notes:

(1)	The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

Summary Information

The following table sets out summary information with respect to the DRP as at October 9, 2008.

Maximum Number of Common Shares Issued and Issuable Under the DRP		Common Shares Issued		Common Shares Available for Future Issue(1)
#	% of Common Share Capital	#	% of Common Share Capital(1)	#	% of Common Share Capital
600,000	0.204%	595,890	0.203%	4,110	0.001%

Notes:

(1)	The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise set out in this Circular, none of the informed persons of the Corporation or their respective associates or affiliates has any material interest, direct or indirect, in any transaction since the commencement of 2007 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

The audit committee information required by Multilateral Instrument 52-110 is located in the Corporation’s Annual Information Form for the period ended December 31, 2007 under the heading “Audit Committee.”

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out in this Circular, none of the individuals who are or were at any time since the beginning of 2007 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries are to any substantial degree performed by any person other than the directors and executive officers of the Corporation.

OTHER MATTERS

Shareholder Proposals

Shareholders must submit any shareholder proposal that they wish to be considered at the special meeting of shareholders of the Corporation to be held in 2009 no later than 90 days before the anniversary date of the Notice of Meeting accompanying this Circular.

Glossary

The terms “affiliate”, “associate”, “insider” and “senior officer” used in this Circular have the meanings given to them in the Securities Act (Ontario).  The terms “executive officer” and “informed person” used in this Circular have the meanings given to them in National Instrument 51-102 issued by the Canadian Securities Administrators.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Shareholders may obtain copies of the annual report of the Corporation including the audited consolidated financial statements of the Corporation and related MD&A for the year ended December 31, 2007 by contacting the Chief Financial Officer, Crystallex International Corporation, Suite 1210, 18 King Street East, Toronto, Canada M5C 1C4.

BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors.
DATED:  October 9, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Robert A. Fung”
Robert A. Fung, Executive Chairman and Chief Executive Officer

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR
NORTH AMERICAN TOLL-FREE
1-888-252-4655

E-MAIL ADDRESS

assistance@laurelhillag.com

TIME IS OF THE ESSENCE.  PLEASE VOTE TODAY
REGISTERED SECURITYHOLDERS
 (YOU HOLD A            SICAL CERTIFICATE)
THERE ARE 3
 WAYS TO VOTE USING YOUR PROXY

Document 2

CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4
Telephone: (416) 203-2448

PROXY

This proxy is solicited by management of Crystallex International Corporation (the “Corporation”) for the special meeting of shareholders of the Corporation (the “Meeting”) to be held at 9:00 a.m. (Toronto time) on Tuesday, November 18, 2008 at the Offices of McMillan LLP, Rowell Boardroom, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3. The undersigned shareholder of the Corporation appoints Robert A. Fung, Executive Chairman and Chief Executive Officer of the Corporation, or failing him, Hemdat Sawh, Chief Financial Officer of the Corporation, or in place of either of them,              , as proxy of the undersigned, with full power of substitution, to attend and act for and on behalf of the undersigned at the Meeting and any adjournment thereof. The undersigned shareholder of the Corporation also revokes any proxy previously given by the undersigned in respect of the Meeting.

			NOTES

1.	To consider and, if deemed advisable, to pass a resolution approving the Corporation’s New Share Option Plan, the full text of which resolution is set out in the accompanying Management Information Circular.	1.
You may appoint a person (who need not be a shareholder) other than the persons named above as your proxy to attend and act on your behalf at the Meeting by striking out the names of the persons named above and inserting the name of the other person in the blank space provided or by completing another appropriate form of proxy.

	VOTE FOR _____ VOTE AGAINST _____

2.	To consider and, if deemed advisable, to pass a resolution approving and ratifying share options granted by the Board of Directors of the Corporation to certain directors, officers, employees and consultants, the full text of which resolution is set out in the accompanying Management Information Circular.	2.
Your shares will be voted in accordance with your directions, including on any ballot that may be called for at the Meeting.  If no direction is given for a particular matter, your shares will be voted “For” that matter.

	VOTE FOR _____ VOTE AGAINST _____

3.	To consider and, if deemed advisable, to pass a resolution approving an amendment to the Directors Remuneration Plan of the Corporation to increase the number of common shares issuable, the full text of which resolution is set out in the accompanying Management Information Circular.	3.
Unless voting discretion is denied, if any amendments or variations to the matters identified in the accompanying Notice of Annual and Special Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

	VOTE FOR _____ VOTE AGAINST _____

4.	To vote in the proxyholder's discretion with respect to any amendments or variations to the foregoing matters and such other matters as may properly come before the Meeting.	4.
This proxy will not be valid unless it is signed by you or by your attorney authorized in writing.  In the case of a corporation, this proxy must be signed by a duly authorized officer or attorney of the corporation.  If this proxy is not dated, it will be deemed to bear the date on which it was mailed.

	Voting discretion denied ______	5.	This proxy ceases to be valid one year from its date.

		6.
To be effective, this proxy must be deposited with CIBC Mellon Trust Company, Proxy Department by mail using the return envelope accompanying the Notice of Annual and Special Meeting sent to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by hand delivery to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6 or by facsimile to (416) 368-2502, in each case by no later than 5:00 p.m. (Toronto time) on November 17, 2008 (or no later than 5:00 p.m. on the day (excluding Saturdays, Sundays and holidays) before any reconvened meeting if the Meeting is adjourned or postponed).

DATED _______________________, 2008.

Signature of Shareholder	Name of Shareholder (please print)
	Address (if new)

Document 3

CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a special meeting of the shareholders (the “Meeting”) of Crystallex International Corporation (the “Corporation”) will be held at 9:00 a.m. (Toronto time) on Tuesday, November 18, 2008 at the Offices of McMillan LLP, Rowell Boardroom, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3 for the following purposes:

1.	to consider and, if thought advisable, to approve, by means of an ordinary resolution, a new incentive share option plan;

2.
to consider and, if thought advisable, to approve and ratify share options granted by the board of directors of the Corporation to certain directors, officers, employees and consultants of the Corporation;

3.
to consider and, if thought advisable, to approve, by means of an ordinary resolution, an amendment to the directors remuneration plan (the “DRP”) of the Corporation to increase the number of common shares issuable under the DRP; and

4.	to vote with respect to any amendments or variations to the foregoing matters and such other matters as may properly come before the meeting or any adjournment thereof.

The board of directors of the Corporation has fixed the close of business on October 10, 2008 as the record date for determining the shareholders of the Corporation entitled to receive notice of and to vote at the Meeting and any adjournment thereof.

The accompanying management information circular of the Corporation (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Shareholders are entitled to appoint a proxy to attend and act on their behalf at the Meeting.  Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting are requested to complete, sign and return the accompanying form of proxy in accordance with the instructions set out therein and in the accompanying Circular.

DATED:  October 9, 2008.

BY THE ORDER OF THE BOARD OF DIRECTORS

“Robert A. Fung”

Robert A. Fung
Executive Chairman and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	October 22, 2008	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer